1000 Corporate Drive Suite 600 « Fort Lauderdale « Florida « 33334 « 954.360.9022

November 4, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	eDiets.com, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Filed March 19, 2009

Form 10-Q for fiscal quarter ended June 30, 2009

Filed August 13, 2009

File No. 0-30559

Dear Mr. Spirgel:

This letter is being furnished in response to the comment of the United States Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated November 2, 2009 to Kevin McGrath, Chief Executive Officer and President of eDiets.com, Inc. (the “Company” or “we”), with respect to the above-mentioned Company filings. To facilitate your review of the Company’s response, we have reproduced the Commission’s comment below followed by our response.

Form 10-K for the Fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.	We note your response to comment four in our letter dated October 16, 2009. Please confirm whether you will add disclosure that addresses whether the restriction under your three Senior Secured Notes that prevents you from entering into other indebtedness in excess of $250,000, as mentioned on the bottom of page 8, creates a material deficiency or limitation.

We confirm that in future filings our discussion of the matters described in comment four in your letter dated October 16, 2009 will add disclosure that addresses whether the restriction under our three Senior Secured Notes that prevents the Company from entering into other indebtedness in excess of $250,000, as mentioned on the bottom of page 8, creates a material deficiency or limitation.

* * * *

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

November 4, 2009

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Commission’s efforts in assisting our compliance efforts with applicable disclosure requirements. Please contact me at 954-703-6347 or Tom Hoyer, Chief Financial Officer, at 954-703-6374 if you have any questions.

Sincerely,

/s/ Kevin McGrath

Kevin McGrath
Chief Executive Officer